EXHIBIT 21
SUBSIDIARIES OF PANHANDLE OIL AND GAS INC.
AT SEPTEMBER 30, 2008
The following table sets forth certain information with respect to
Panhandle’s subsidiaries:
Corporation
Wood Oil Company
Wood Oil Company was incorporated in Oklahoma and is included in Panhandle’s consolidated financial statements. Effective October 1, 2001, 100% of Wood Oil Company’s outstanding stock was acquired by Panhandle.

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